Pricing Supplement
(To Prospectus Dated October 12, 1994 and
Prospectus Supplement dated October 12, 1994)


$150,000,000


Salomon Inc
Senior Floating Interest Rate Notes Due 1999
(Medium-Term Notes, Series D)


The Senior Floating Interest Rate Notes (the "Floating Rate Notes") Due 1999 of Salomon Inc (the "Company") being offered hereby are a part of the Company's Medium Term Notes, Series D, described in the Company's Prospectus dated October 12, 1994 and its Prospectus Supplement dated October 12, 1994. The Floating Rate Notes will mature on February 8, 1999. Interest on the Floating Rate Notes is payable quarterly in arrears on the eighth day of February, May, August and November of each year, beginning May 8, 1996. The interest rate on the Floating Rate Notes for each Interest Period will be a floating rate per annum equal to LIBOR determined as described herein plus .875%.

The Floating Rate Notes may be redeemed by the Company, at its option, in whole, but not in part, at the Redemption Price thereof, on any Interest Payment Date, beginning February 8, 1998. The Floating Rate Notes may also be redeemed in whole, but not in part, at the Redemption Price thereof, if certain events occur involving United States withholding taxes or information reporting requirements. See "Tax Redemption" and "Special Tax Redemption" under "Description of Bearer Notes" in the accompanying Prospectus Supplement.

The Floating Rate Notes are in bearer form. Each Floating Rate Note will not, in connection with its original issuance, or during the period of 40 days after its Original Issue Date, be offered, sold, or delivered, directly or indirectly, within the United States or to U.S. Persons, except to the extent permitted under U.S. Treasury regulations. See "Plan of Distribution".
The Floating Rate Notes offered hereby will be represented initially in a Temporary Global Note to be delivered to a common depositary outside the United States for Euroclear and Cedel. Beneficial interests in the Temporary Global Note will be exchangeable for beneficial interests in a Permanent Global Note or for individual Bearer Notes only in the manner and upon compliance with the procedures described under "Description of Bearer Notes-Denomination, Form and Transfer" in the accompanying Prospectus Supplement.

Application has been made to list the Floating Rate Notes on the Luxembourg Stock Exchange.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PRICING SUPPLEMENT, THE PROSPECTUS SUPPLEMENT OR THE PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

---------------------------------------------------------------
                Price to         Underwriting    Proceeds to
                Public (1)       Discount (2)    Company (1)(2)

Per Floating
Rate Note       99.656%          .20%            99.456%

Total           $149,484,000     $300,000        $149,184,000
---------------------------------------------------------------

(1) Plus accrued interest, if any, from February 8, 1996 to the date of delivery.

(2) Before deducting expenses payable by the Company estimated to be $30,000.

The Floating Rate Notes are being offered on by the Company through the agents listed herein (the "Agents"). The Company reserves the right to withdraw, cancel or modify the offer made hereby without notice. The Company or an Agent may reject any order to purchase Floating Rate Notes, whether or not solicited, in whole or in part. See "Plan of Distribution".

The Company or one or more of its affiliates may from time to time purchase or acquire a position in the Floating Rate Notes and may, at its option, hold or resell such Floating Rate Notes. Salomon Brothers International Limited, an indirect wholly-owned subsidiary of the Company, expects to offer and sell previously issued Floating Rate Notes in the course of its business as a broker-dealer. This Pricing Supplement, the accompanying Prospectus Supplement and the accompanying Prospectus may be used by the Company, certain of the Agents (including Salomon Brothers International Limited) which are wholly-owned subsidiaries of the Company, or other affiliates of the Company in connection with offers and sales related to secondary market transactions in the Floating Rate Notes offered hereby. Such Agents or other Company affiliates may act as principal or agent in such transactions. Such sales will be made at varying prices related to prevailing market prices at the time of sale.
Salomon Brothers International Limited

  Bank of Tokyo Capital Markets Limited
     Barclays de Zoete Wedd Limited
       Bear, Stearns International Limited
          Citibank International plc
            CS First Boston
               HSBC Markets
                 Lehman Brothers
                    Nomura International
                      PaineWebber International
                         Paribas Capital Markets
                           UBS Limited

The date of this Pricing Supplement is February 6, 1996.

IN CONNECTION WITH THIS OFFERING, SALOMON BROTHERS INTERNATIONAL LIMITED MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE FLOATING RATE NOTES OFFERED HEREBY AT A LEVEL WHICH MIGHT NOT OTHERWISE PREVAIL. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.


             DESCRIPTION OF THE FLOATING RATE NOTES

General

The following description of the particular terms of the Floating Rate Notes described herein supplements, and to the extent inconsistent therewith replaces, the descriptions of the general terms and provisions of the Company's Medium-Term Notes, Series D, set forth in the accompanying Prospectus Supplement and the Debt Securities set forth in the accompanying Prospectus, to which descriptions reference is hereby made. Capitalized terms used but not defined herein have the meanings assigned in the accompanying Prospectus Supplement and Prospectus.

The Floating Rate Notes are part of the Company's Medium-Term Notes, Series D, which are a series of Debt Securities issued and to be issued under the Senior Debt Indenture with Citibank, N.A., as Trustee, described in the accompanying Prospectus and Prospectus Supplement. The Company may issue additional Floating Rate Notes in the future.

Interest

The Floating Rate Notes will bear interest from February 8, 1996, payable quarterly in arrears on the eighth day of February, May, August and November (each an "Interest Payment Date"), commencing May 8, 1996. If an Interest Payment Date with respect to a Floating Rate Note would otherwise be a day that is not a Business Day, such Interest Payment Date shall be postponed to the next succeeding Business Day, provided, however, that if such Business Day is in the next succeeding calendar month, such Interest Payment Date shall be the immediately preceding Business Day. Payments will be made in accordance with the procedures described under "Payments and Paying Agents" in the accompanying Prospectus Supplement.

The "Initial Interest Period" for each Floating Rate Note will be the period from and including February 8, 1996 to but excluding May 8, 1996. The "Interest Period" with respect to each Floating Rate Note is the Initial Interest Period and each successive period from and including an Interest Payment Date to but excluding the next succeeding Interest Payment Date. The Interest Reset Date for the Floating Rate Notes will be the eighth day of February, May, August and November of each year.
If an Interest Reset Date for any Floating Rate Note would otherwise be a day that is not a Business Day, such Interest Reset Date shall be postponed to the next succeeding Business Day, provided, however, that if such Business Day is in the next succeeding calendar month, such Interest Payment Date shall be the immediately preceding Business Day. The rate of interest that goes into effect on any Interest Reset Date shall be determined on a date (the "Rate Determination Date") preceding such Interest Reset Date, as further described below.

Accrued interest shall be calculated by multiplying the principal amount of each Floating Rate Note by an accrued interest factor. Such accrued interest factor will be computed by adding the interest factors calculated for each day in the period for which accrued interest is being calculated. The interest factor (expressed as a decimal calculated to seven decimal places without rounding) for the interest rate in effect on such day by 360 ("Actual over 360"). For purposes of making the foregoing calculation, the interest rate in effect on any Interest Reset Date will be the applicable rate as reset on such date. All percentages resulting from any calculation of the rate of interest on a Floating Rate Note will be rounded, if necessary, to the nearest 1/100,00 of 1% (.0000001) with five one-millionths of a percentage point rounded upward, and all currency amounts used in or resulting from such calculation on a Floating Rate Note will be rounded to the nearest one-hundredth of a unit (with
 .005 of a unit being rounded upward).

Upon the request of the Holder of any Floating Rate Note, the Calculation Agent for such Note will provide the interest rate then in effect and, if determined, the interest rate that will become effective on the next Interest Reset Date with respect to such Floating Rate Note. In addition, such information will be communicated to the Luxembourg Stock Exchange and will be made available at the offices of the Paying Agents in Luxembourg and at the Luxembourg Stock Exchange.

The interest rate for the Floating Rate Notes for each Interest
Period will be a floating rate per annum equal to LIBOR
(determined as described below) plus .875% (the "Spread").

LIBOR for each Interest Reset Period will be determined by the Calculation Agent as follows:

     (i) On the second London Banking Day prior to the Interest Reset Date for such Interest Reset Period (a "LIBOR Determination Date") the Calculation Agent will determine the offered rates for deposits in United States Dollars for a period of three months, commencing on such Interest Reset Date, which appear on the Designated LIBOR Page at approximately 11:00 a.m., London time, on such LIBOR Determination Date. "Designated LIBOR Page" means the display designated as page "3750" on the Dow Jones Telerate Service (or such other page as may replace page "3750" on such service or such other service as may be nominated by the British Bankers' Association for the purpose of displaying the London interbank offered rates of major banks), LIBOR for the Interest Reset Period will be the relevant offered rate as determined by the Calculation Agent.

     (ii) If LIBOR cannot be determined as above on such LIBOR Determination Date because the Designated LIBOR Page is no longer available, the Calculation Agent will request the principal London offices of each of four major banks in the London interbank market selected by such Calculation Agent to provide such Calculation Agent with its offered quotations for deposits in United States Dollars for a period of three months, commencing on such Interest Rest Date, to prime banks in the London interbank market at approximately 11:00 a.m., London time, on such LIBOR Determination Date and in a principal amount equal to an amount not less than U.S.$ 1,000,000 that is representative of a single transaction in such market at such time. If at least two such quotations are provided, "LIBOR" for such Interest Reset Period will be the arithmetic mean of such quotations. If fewer than two such quotations are provided, "LIBOR": for such Interest Reset Period will be the arithmetic mean of rates quoted by three major banks in The City of New York selected by the Calculation Agent at approximately 11:00 a.m., New York City time, on such LIBOR Determination Date for loans in United States Dollars to leading European banks for a period of three months, commencing on such Interest Reset Date and in a principal amount equal to an amount not less than U.S.$ 1,000,000 that is representative of a single transaction in such market at such time, provided, however, that if fewer than three banks selected as aforesaid by such Calculation Agent are quoting rates as mentioned in this sentence, "LIBOR" for such Interest Reset Period will be the same as for the immediately preceding Interest Reset Period.

Optional Redemption, Repayment and Repurchase

The Floating Rate Notes will be redeemable at the option of the Company, in whole but not in any part thereof, at a Redemption Price equal to 100% of the Issue Price set forth on the face of this Pricing Supplement (such redemption an "Optional Redemption"), on any Interest Payment Date occurring on or after February 8, 1996 (such date an "Optional Redemption Date"). The Company may exercise its right of Optional Redemption by notifying the Trustee of its exercise of such option at least 30 calendar days prior to the Optional Redemption Date. At least 30 calendar days but not more than 60 calendar days prior to such Optional Redemption Date, the Trustee shall provide notice of such redemption to the Holder of such Floating Rate Note in accordance with "Notices" below.

Notices

All notices to Holders of Floating Rate Notes will be deemed to have been duly given if published on two separate Business Days in a leading London daily newspaper (which is expected to be the Financial Times) and, so long as the Floating Rate Notes are listed on the Luxembourg Stock Exchange and the rules of such exchange so require, in Luxembourg, in a newspaper of general circulation in Luxembourg (which is expected to be the Luxemburger Wort). Such notices shall be deemed to have been given on the date of the first such publication.


                      PLAN OF DISTRIBUTION

Subject to the terms and conditions set forth in the Global Selling Agency Agreement between the Company and the Agents (the "Global Selling Agency Agreement"), the Company has agreed to sell to the Agents, and the Agents have agreed to purchase, the Floating Rate Notes in the principal amounts specified below:


                                                  Principal
                                                  Amount of
                                                of Floating
Agent                                            Rate Notes

Salomon Brothers International Limited . . .   $117,000,000
Bank of Tokyo Capital Markets Limited. . . .   $  3,000,000
Banque Paribas . . . . . . . . . . . . . . .   $  3,000,000
Barclays de Zoete Wedd Limited . . . . . . .   $  3,000,000
Bear, Stearns International Limited. . . . .   $  3,000,000
Citibank International plc . . . . . . . . .   $  3,000,000
CS First Boston Limited. . . . . . . . . . .   $  3,000,000
Lehman Brothers International (Europe) . . .   $  3,000,000
Midland Bank plc . . . . . . . . . . . . . .   $  3,000,000
Nomura International plc . . . . . . . . . .   $  3,000,000
PaineWebber International (UK) . . . . . . .   $  3,000,000
UBS Limited. . . . . . . . . . . . . . . . .   $  3,000,000
                                               ------------
    Total. . . . . . . . . . . . . . . . . .   $150,000,000
                                               ============


The Company has been advised by the Agents that the Agents propose initially to offer the Floating Rate Notes to the public at the public offering price set forth on the cover page of this Pricing Supplement. After the initial public offering, the public offering price may be changed from time to time. Out of the commission indicated on the cover page of this Pricing Supplement, each Agent will receive a selling concession of 0.10% of the principal amount of Floating Rate Notes sold through it.

In compliance with United States Federal income tax laws and regulations, the Company and each Agent have agreed that in connection with the original issuance of any Floating Rate Note and during the period ending 40 days after the Original Issue Date of such Note they will not offer, sell or deliver such Note, directly or indirectly, to a U.S. Person or to any person within the United States and its possessions, except to the extent permitted under U.S. Treasury regulations. Under those regulations, Floating Rate Notes may be offered and sold during that period to international organizations, to foreign central banks and to foreign branches of U.S. financial institutions that satisfy requirements prescribed by the regulations.
Confirmations sent by an Agent in connection with sales of Floating Rate Notes need not contain certain purchaser representations.

Each Agent has agreed that:

     (i) it has not offered or sold and will not offer or sell prior to the date six months after their date of issue any Floating Rate Notes, having a maturity of one year of greater, to persons in the United Kingdom, except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their business or otherwise in circumstances which have not resulted in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995:

     (ii) it has complied with and will comply with all applicable provisions of the Financial Services Act 1986 with respect to anything done by it in relation to the Floating Rate Notes in, from or otherwise involving the United Kingdom; and

     (iii) it has only issued or passed on and will only issue or pass on to any person in the United Kingdom any document received by it in connection with the issue of the Floating Rate Notes if that person is of a kind described in Article 11(3) of the Financial Services Act 1986 (Investment Advertisements) (Exemptions) Order 1995 or is a person to whom such document may otherwise lawfully be issued or passed on.

There can be no assurance as to the existence of a secondary market for any Floating Rate Notes, or that the Floating Rate
Notes will be sold.

An Agent, whether acting as agent or principal, may be deemed to be an "underwriter" within the meaning of the Securities Act. The Company has agreed to indemnify the Agents against certain liabilities, including liabilities under the Securities Act, or to contribute to payments that the Agent may be required to make in respect thereof.

In addition to the Floating Rate Notes being offered through the Agents as described herein, Registered Notes that may have terms identical to the terms of the Floating Rate Notes may be concurrently offered by the Company on a continuous basis in the United States by Salomon Brothers Inc, as U.S. Agent pursuant to the Global Selling Agency Agreement between the Company, Salomon Brothers International Limited, Salomon Brothers AG, Salomon Brothers Hong Kong Limited and Salomon Brothers Inc (the "Selling Agency Agreement"). Pursuant to the Selling Agency Agreement, Salomon Brothers Inc may also purchase Registered Notes as principal for its own account or for resale.

                       GENERAL INFORMATION

The International Securities Identification Number and the Common
Code of the Floating Rate Notes is XS0063565674 and 6356567, respectively. The Floating Rate Notes will be issued in denominations of $10,000 and $100,000.